UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2003

Flamel Technologies
(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INDEX

		Page

Item. 1	Financial Statements (Unaudited)
	Condensed Consolidated Statements of Operations	3
	Three months ended March 31, 2003 and 2002
	Condensed Consolidated Balance Sheets	4
	March 31, 2003 and December 31, 2002
	Condensed Consolidated Statements of Cash Flows	5
	Three months ended March 31, 2003 and 2002
	Consolidated Statement of Shareholders’ Equity	6
	Notes to Condensed Consolidated Financial Statements	7
Item. 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations	9

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Amounts in thousands of dollars except share data)

STATEMENTS OF OPERATIONS

	Three months ended
	March 31,

	2002	2003

Revenue :
License and research revenue	$2,366	$1,962
Product sales and services	220	1,037
Other revenue	267	534

Total revenue	2,853	3,533

Costs and expenses :
Cost of goods and services sold	(300)	(1,094)
Research and development	(2,954)	(3,843)
Selling, general and administrative	(931)	(1,009)
Stock compensation expense	(5)	(4)

Total costs and expenses	(4,190)	(5,950)

Loss from operations	(1,337)	(2,417)
Other income	2,342	747
Interest income, net	17	80
Foreign exchange gain (loss)	5	(83)

Profit, (loss) before income taxes	1,027	(1,673)
Income tax benefit	—	—

Net profit, (loss)	$1,027	$(1,673)

Basic profit, (loss) per ordinary share	$0.07	$(0.10)

Diluted profit, (loss) per ordinary share	$0.07	$(0.10)

Weighted average number of ordinary shares outstanding	16,198	16,198

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Amounts in thousands of dollars except share data)

BALANCE SHEETS

ASSETS

	December 31,	March 31,
	2002	2003
	(Note)	(Unaudited)

Current assets :
Cash and cash equivalents	$14,527	$14,319
Accounts receivable	3,462	3,503
Inventory	375	531
Prepaid expenses and other current assets	347	865

Total current assets	18,711	19,218

Property and equipment, net	3,405	3,342
Other assets :
Research and development tax credit receivable	890	945
Other long-term assets	70	75

Total other assets	960	1,020

Total assets	$23,076	$23,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities :
Current portion of long-term debt	$693	$95
Current portion of capital lease obligations	229	195
Accounts payable	1,322	2,184
Current portion of deferred revenue	1,805	2,532
Accrued expenses	2,028	1,644
Advances from customers	361	271
Other current liabilities	71	240

Total current liabilities	6,509	7,161

Long-term debt, less current portion	1,391	1,445
Other long-term liabilities	789	884
Deferred revenue, less current portion	1,952	2,905
Capîtal lease obligation, less current portion	149	116

Total long-term liabilities	4,281	5,350

Shareholders’ equity :
Ordinary shares	2,366	2,366
Additional paid-in capital	71,178	71,178
Accumulated deficit	(56,381)	(58,054)
Deferred compensation	(14)	(10)
Cumulative other comprehensive income	(4,863)	(4,411)

Total shareholders’ equity	12,286	11,069

Total liabilities and shareholders’ equity	$23,076	$23,580

Note : The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date.

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Amounts in thousands of dollars except share data)

CASH FLOWS

	Three months ended
	March 31,

	2002	2003

Cash flows from operating activities :
Net profit, (loss)	$1,027	$(1,673)
Adjustments to reconcile net loss to net cash provided by operating activities :
Depreciation and amortization	310	459
Stock compensation expense	5	4
(Gain) loss on disposal of property and equipment	—	(362)
(Gain) loss on recognition of grants	—	(747)
Increase (decrease) in cash from :
Accounts receivable	3,533	92
Inventory	(114)	(138)
Prepaid expenses and other current assets	(61)	(497)
Deferred revenue	(1,083)	1,510
Accounts payable	14	798
Accrued expenses	(1,375)	(465)
Research and development tax credit receivable	1,383	(20)
Other	480	134

Net cash from, (used by) operating activities	4,119	(905)

Cash flows from investing activities :
Purchases of property and equipment	(89)	(319)
Disposal of property and equipment	—	362

Net cash from (used for) investing activities	(89)	43

Cash flows from financing activities :
Proceeds of loans	—	131
Principal payments on capital lease obligations	(104)	(56)

Net cash provided, (used by) financing activities	(104)	75

Effect of exchange rate changes on cash and cash equivalents	(539)	579
Net increase (decrease) in cash and cash equivalents	3,387	(208)
Cash and cash equivalents, beginning of period	5,309	14,527

Cash and cash equivalents, end of period	$8,696	$14,319

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Amounts in thousands of dollars except share data)

SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional			Cumulative
			Paid-in	Accumulated	Deferred	Translation	Shareholders’
	Shares	Amount	Capital	Deficit	Compensation	Adjustment	Equity

Balance January 1, 2003	16,197,590	$2,366	$71,178	$(56,381)	$(14)	$(4,863)	$12,286
Amortization of deferred compensation	—	—	—	—	4	—	5
Net loss	—	—	—	(1,673)	—	—	(1,673)
Other comprehensive income
Translation adjustment	—	—	—	—	—	452	452
Comprehensive income							(1,221)

Balance March 31, 2003	16,197,590	$2,366	$71,178	$(58,054)	$(10)	$(4,411)	$11,069

See notes to unaudited condensed consolidated financial statements

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     1.     ACCOUNTING POLICIES

     The accompanying unaudited condensed consolidated financial statements were prepared in accordance with accounting principles for interim financial statements generally accepted in the United States. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Flamel Technologies S.A. (the “Company”), all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included.

     The reporting currency of the Company is the U.S. dollar. The financial statements of the Company, whose functional currency is the Euro, have been translated into U.S. dollar equivalents using the period-end rate for asset and liability accounts, the weighted average rate for income and expense accounts, and historical rates for shareholders’ equity accounts. Corresponding translation gains or losses are recorded in shareholders’equity.

     Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements.

     1.     REVENUES

     1.1 LICENSE RESEARCH AND CONSULTING AGREEMENTS

     In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company received research and development payment of $93,000 for the first three months of 2003.

     In accordance with the license agreement signed with Servier in December 2001, the Company recognized research and development revenues of $441,000 and licensing fees of $303,000 for the first three months of 2003. In accordance with the license agreement signed with Beecham Pharmaceuticals (Pte) Limited in June 2002, the Company recognized licensing fees of $136,000 for the first three months of 2003.

     In accordance with the license agreement signed with SB Pharma Purto Rico Inc. in March 2003, the Company recognized research and development revenues of $731,000 and licensing fees of $8,000 for the first three months of 2003.

     The Company received research and development payments on three feasibility studies with undisclosed partners for an amount of $275,000 for the first three months of 2003.

FLAMEL TECHNOLOGIES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     1.2 OTHER REVENUES

     In accordance with the long-term research and product development agreement signed with Corning in December 1998, the Company recognized revenue of $137,000 corresponding to the royalties for the three months period ended March 31, 2003.

     The Company recognized in February 2003 a revenue of $362,000 from the sale of the equipments of its pilot plant of Vénissieux.

     2.     OTHER INCOME

     The Company recognized in March 2003 a revenue of $747,000 from grants of French public agencies linked to investments in the development of the Pessac facility, following to the achievement of the conditions of those grants.

Item. 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues for the quarter ended March 31, 2003 increased to $3.5 million, compared to $2.9 million for the first quarter of 2002.

License and research revenue for the quarter ended March 31, 2003 of $2.0 million included $0.9 million revenue from GlaxoSmithKline, $0.7 million from Servier, $0.3 million from feasibility studies with other partners and $0.1 million from the on going research collaboration with Corning. License and research revenue for the first quarter of 2002 largely consisted of revenues from Novo-Nordisk, Corning, and various undisclosed partners.

Other revenues for the quarter ended March 31, 2002 consisted of royalties from Corning and the sale of equipment from the Company’s pilot plant in Venissieux. Other income included $0.7 million in French government grants. Other revenue in the first quarter of 2002 included $2.3 million received in settlement of litigation with the Welcome Foundation regarding Flamel’s long acting acyclovir product Genvir. Revenues from product sales and services were $1.0 million in the quarter ended March 31, 2003, compared to $0.2 million in the first quarter of 2002, largely as a result of increased toll manufacturing.

Total operating costs for the quarter ended March 31, 2003 amounted to $6.0 million, up from $4.2 million in the comparable quarter in 2002, largely as a result of the increased value of the Euro to the dollar. Research and Development costs for the first quarter of 2003 increased to $3.8 million from $3.0 million in the first quarter 2002, largely as a result of the exchange rate. Sales, General and Administrative costs increased slightly to $1.0 million from $0.0 million in the first quarter of 2002.

Overall, the Company had a loss of $1.7 million for the quarter, compared to a gain of $1.0 million in the comparable quarter in 2002.

As a result of fluctuations in the amount of quarterly revenues, which may arise from the signing of research collaborations, license agreements or other extraordinary transactions, interim results are not necessarily indicative of the operating results for the full year.

Liquidity and Capital Resources

On March 31, 2003, the Company had $14.3 million in cash, compared to $8.7 million in cash at the end of the first quarter 2002.

Net cash from operating activities amounted to a decline of $0.2 million for the first three months of 2003 which is due primarily to the loss for the period, offset by increases in deferred revenue from the recent licensing agreement with GlaxoSmithKline.

Cash used for capital investments was $0.3 million for the first three months of 2003, an increase from $0.1 million for the comparable period in 2002.

INFORMATION FILED WITH THIS REPORT

Document Index

99.1	Press release dated April 9, 2003 (“Biovail Acquires Rights to Controlled Release Acyclovir (Genvir) from Flamel Technologies”).
99.2	Press release dated April 30, 2003 (“Flamel Technologies Announces First Quarter Results, Showing Maintained Level of Cash and loss per share of ($0.10)”).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies

Dated: May 9, 2003	By:	/s/ Stephen H. Willard

Name: Stephen H. Willard
Title: Executive Vice President,
Chief Financial Officer and General
Counsel